NO ACT

PE
1-21-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005949

March 16, 2011

Jimmy Yang
Legal Director
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-11

Re: Merck & Co., Inc.
Incoming letter dated January 21, 2011

Dear Mr. Yang:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to New Merck by People for the Ethical Treatment of Animals. We have also received a letter from the proponent dated January 28, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 21, 2011

The proposal requests that the board issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories for both explicitly required tests and in basic research and development.

There appears to be some basis for your view that New Merck may exclude the proposal under rule 14a-8(b). We note that the proponent appears to have failed to supply, within 14 days of receipt of New Merck's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the original version of the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if New Merck omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which New Merck relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 28, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2011 Proxy Statement of Merck & Co., Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 20, 2011 submitted to the Staff by Merck & Co., Inc. ("Merck" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA. The proposal under review reads as follows:

> **RESOLVED**, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the numbers and species of all animals used in-house and at contract research laboratories for both explicitly required tests and in basic research and development.

Merck's position is that the proposal can be omitted from the 2011 proxy materials for the following reasons:

- Rule 14a-8(b) - the proponent is ineligible to file a resolution for failure to hold shares for the required period of time;
- Rule 14a-8(c) - the shareholder has submitted two resolutions;
- Rule 14a-8(i)(10) – the proposal is substantially implemented by virtue of the Company's filing Form 7023 with the USDA;
- Rule 14a-8(i)(2) and (6) – the resolution is a violation of law and the Company lacks the power to implement it; and
- Rule 14a-8(i)(3) – the resolution is false and misleading.

For the reasons that follow, the proponent requests that the Staff recommend enforcement action if the proposal is omitted from the 2011 Proxy Statement.

I. The Proponent Has Substantiated Ownership of Shares in Compliance With Rule 14a-8(b).

PETA submitted its shareholder proposal on October 28, 2010. (Merck Exhibits 1 and 2.) By letter dated November 9, 2010, Merck advised PETA of two issues.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

First, Merck challenged the eligibility of PETA to file a resolution asserting that shares of Schering Plough had to be owned for the period October 29 to November 3, 2009. Second the Company took the position that the resolution constituted more than one proposal, and demanded that it be revised to "a single proposal" within 14 days.

PETA addressed both of Merck's complaints. The deadline for filing a resolution with the Company was December 13, 2010.[1] PETA revised the shareholder resolution to comply with the Company's "single proposal" request. PETA then submitted the revised proposal with another proof of ownership of shares from its brokerage firm, Morgan Stanley. (Merck Exhibits 4 and 5.)

Since the date of submission of the revised proposal, namely November 17, 2010, was more than one year after the merger date of November 3, 2009, the eligibility requirements were fully satisfied and the resolution was timely filed. Morgan Stanley confirmed ownership of shares for one full year prior to the date on which the resolution was filed. (Merck Exh. 7.) If Merck disagreed, it had an obligation under Rule 14a-8(f)(1) to notify the proponent of an eligibility defect. Since there was no eligibility defect, Merck did nothing.

II. The Claim That PETA Has Submitted Two Proposals in Violation of Rule 14a-8(c) Is Absurd; PETA Merely Acquiesced in Merck's Demand for a "Single Proposal."

By letter of November 9, 2010, Merck complained that PETA's shareholder resolution constituted more than one proposal. Specifically, the Company stated the following:

> Your submission appears to include more than one distinct proposal relating to [Merck listed the four requests in the proposal]. ... As such, PETA's submission is required by Rule 14a-8 to be reduced to a single proposal. If you wish to proceed, within 14 calendar days of your receipt of this letter, you must provide a revised proposal meeting the requirement of Rule 14a-8(c). (Merck Exh. 3, p. 2.)

Merck asked for a revised proposal on November 9th and received one on November 17th. To now argue that PETA's compliance with Merck's request constitutes the submission of two proposals is simply not creditable and requires no further explanation.

III. The Proposal Has Not Been Substantially Implemented; Filing USDA Form 7023 Is No Substitute for Issuing the Annual Report Sought Because Most of the Animals Used in Testing Are Not Subject to USDA Supervision.

As the Staff noted in *Texaco, Inc.* (avail. March 28, 1991), "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." In this case, Merck's compliance with the USDA's reporting regulations does not compare favorably with the shareholder proposal.

As pointed out in the Supporting Statement, Merck reported using 19,579 animals in the 2008 to 2009 period. However, these numbers ***do not*** include mice, rodents, and birds, none of whom is

[1] Proxy Statement dated April 12, 2010, p. 6.

covered by the Animal Welfare Act. More than 94 percent of the animals used in regulatory testing and basic research and development are those very mice, rodents, and birds who are accorded no protections under the Animal Welfare Act or any other federal law for that matter. By the numbers alone, Merck's filing Form 7923 is woefully inadequate compared with the shareholder proposal.

Moreover, the numbers of animals Merck reports on Form 7923 ***do not*** include those farmed out for testing in independent laboratories. As Merck admits on page 9 of its No Action letter "[t]he Company and its affiliates regularly enter into service agreements with research laboratories that conduct animal research on the Company's behalf." Shareholders have no information whatsoever with respect to the numbers of animals being tested in these contract research laboratories. In sum, Merck's annual filing with the USDA does not constitute substantial implementation of the resolution because it omits the overwhelming majority of animals subject to testing.

IV. The Resolution Neither Violates New Jersey Law, Nor Does Merck Lack the Power to Implement It.

This argument that Merck puts forward is pure sophistry. First, Merck retains independent laboratories, such as PLRS, and it is Merck's data that are being developed based on its protocols. Second, the resolution does not seek "information exchanged in the course of [Merck's] relationship [with contract laboratories]." (No Action Ltr. p. 9.) It seeks raw numbers and species of animals used in testing. Third, the "sample" confidentiality clause Merck attaches as Exhibit 7 -- to the extent that it is competent evidence of anything -- supports PETA's position. Taken as a whole, it is designed to protect proprietary and confidential business information. Disclosure, ***by Merck***, of the numbers and species of animals used in its testing breaches neither. If Merck's argument were to be taken seriously, it would need to obtain the permission of its contract research laboratories in order to provide data to regulatory agencies such as the FDA or the USDA. To argue that Merck cannot disclose the number of animals used in research and development and product testing because the Company has elected to outsource that testing is simple nonsense.

The Staff recently issued a non-concurrence on a similar objection raised in the No Action Letter filed by General Electric. *See General Electric Company* (avail. Jan. 18, 2011). The resolution filed at GE sought a report from the Board disclosing the "number and species of all animals used in-house and at contract research laboratories ..." This is the same language appearing in the shareholder proposal under review. GE argued that it lacked the power to implement the resolution under Rule 14a-8(i)(6). GE specifically stated that "the Company is not able to gather and report information on 'all animals used in-house and at contract research laboratories.'" (GE No Action Letter, Dec. 14, 2010).

As the proponent pointed out, there is a huge difference between being disinclined to prepare a report for shareholders, and unable to do so. In this case, Merck's argument is no different from GE's and should be rejected.[2]

[2] Even if this were a credible argument, which it isn't, the Staff has "a longstanding practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature..." Staff Legal Bulletin 14B (Sept. 15, 2004) In short, the Staff can permit the resolution to be edited to exclude "contract research laboratories."

V. **The Proposal Is Completely Accurate, Using the Statistics Reported by Merck to the USDA and Video Documented Footage Showing Brutal and Inhumane Treatment of Animals at Merck's Former Contract Research Organization.**

As clarified in Staff Legal Bulletin 14B (Sep. 15, 2004), the place for Merck to challenge the contents of the resolution's supporting statement is "in their statements of opposition." That aside, the supporting statement is precise, accurate, and fully documented. The statistics reported in the shareholder proposal and attacked in the last paragraph on page 10 of Merck's No Action letter are culled directly from the Company's 2008 and 2009 Form 7023 filings with the USDA. A shareholder need only compare the figures in the resolution with those appearing on Merck's filings attached as Exhibit 8 to its No Action letter.

PETA's supporting statement reports that Merck experimented on 19,579 animals in-house. That figure is reached by adding the number of animals Merck reported using in 2008 (i.e. 9,239) with the number used in 2009 (i.e.10,340). Similarly, the numbers of primates, dogs, rabbits, and guinea pigs were simply added up from the data Merck reported to the USDA. The data that 1,330 animals were experimented on with no relief from pain, were taken exclusively from Column E of the USDA reporting form. If this data is false and misleading, then it is because Merck has falsely reported to the USDA.

Likewise with respect to the information revealed in the resolution concerning the atrocities uncovered at Professional Laboratory and Research Services.[3] In an interesting and telling turn of a phrase, Merck states that "PRLR (sic) is ***unaffiliated*** with the Company ..." [Emphasis supplied.] One need only do a superficial search of "Professional Laboratory and Research Services" on the internet to locate news articles reporting on the closure of PLRS emanating from the horrific conditions. Some news reports highlighted the fact that both Merck and Schering-Plough were clients of PLRS, along with other pharmaceutical companies. [4]

Merck's contracting with PLRS goes back to at least 1996 when it retained the independent laboratory to test a heartworm product on cats. Again, in 1997, it used PLRS to test a roundworm product on cattle. [5] Schering-Plough also used PLRS in 2008 to perform testing on beagles for a product to treat roundworms.[6] During the course of the undercover investigation that led to the surrender of the animals and closure of PLRS, a PLRS employee told PETA's investigator that

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[3] http://www.peta.org/features/professionalaboratory-and-research-services.aspx

[4] *See,* e.g., http://www.ibj.com/lab-used-by-lilly-other-drugmakers-accused-of-animal-cruelty/PARAMS/article/22154 . The following quote is from *Indianapolis Business Journal:*

> "The lab has tested flea and tick preventatives and other products for numerous companies, including Indianapolis-based Eli Lilly and Co.'s Elanco Animal Health division, as well as Sergeant's, Bayer, **Merck, Schering-Plough,** Pfizer, Novartis, and Merial." [Emphasis supplied.]

[5] http://www.fda.gov/AnimalVeterinary/Products/ApprovedAnimalDrugProducts/FOIADrugSummaries/ucm116793.html - Merck engaged PLRS to test Heartguard product for cats in 1996;
http://www.guinealynx.info/fda/NADA140-841.html - Merck retained PLRS to test pour-on chemical used on cattle in 1997.

[6] http://www.fda.gov/downloads/AnimalVeterinary/Products/ApprovedAnimalDrugProducts/FOIADrugSummaries/ucm062342.pdf

Schering-Plough retained PLRS to perform testing on animals during the course of said investigation.

Merck and its merger companion Schering-Plough may characterize themselves as "unaffiliated" with PLRS, but they nevertheless have a 14-year history of using the laboratory for animal testing. The fact that Merck would lie about its and Schering-Plough's use of PLRS to do product testing on animals, should guide the Staff in its decision on the Company's No Action application.

Conclusion

For the foregoing reasons, we respectfully request that the Staff advise Merck that it will recommend enforcement action if the company fails to include the proposal in its 2011 Proxy Statement. Please feel free to contact me if you have any questions or require further information. I can be reached directly at 202-641-0999 or SHall3450@gmail.com.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Jimmy Yang (via fax at 908-735-1218)

Office of Corporate Staff Counsel

Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218


MERCK

January 20, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of People For the Ethical Treatment of Animals

Ladies and Gentlemen:

Merck & Co., Inc. ("New Merck"), formerly known as Schering-Plough Corporation ("Schering-Plough"), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") from People For the Ethical Treatment of Animals (the "Proponent"), for inclusion in the proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on April 12, 2011.

Background

On October 29, 2010, the Company received the Proposal from the Proponent for inclusion in the Proxy Materials. A copy of the Proposal is attached to this letter as Exhibit 1. Attached to the Proposal was a letter dated October 29, 2010 from Morgan Stanley Smith Barney that indicated that the Proponent had continuously held at least $2,000 in market value or 1% of Company stock for one year prior to and including the date of the letter. A copy of that letter is attached to this letter as Exhibit 2.

On November 9, 2010, within 14 days of receiving the Proposal, the Company notified the Proponent that the Proposal was deficient, both for failing to satisfy the minimum ownership requirements of Rule 14a-8(b) and for including more than one proposal in violation of Rule 14a-8(c). The notification is attached to this letter as Exhibit 3. In response to the Company's deficiency notice, on November 17, 2010 (the "November 17 Response"), the proponent submitted a letter to the Company that stated that:

> Please be advised that a shareholder proposal submitted by People for the Ethical Treatment of Animals (PETA) on October 28, 2010 is hereby withdrawn *nunc pro tunc* as of that date. Accordingly the letter which we received from Merck dated November 9th is no longer applicable to the withdrawn resolution.

Instead of attaching a new proposal, however, the Proponent re-submitted the Proposal with a few revisions (the "Revised Proposal"). A copy of the Revised Proposal is attached to this letter as Exhibit 4. Attached to the Revised Proposal was an additional letter from Morgan Stanley Smith Barney that indicated that the Proponent had continuously held at least $2,000 in market value or 1% of Company stock for at least one year prior to and including the date of submission of the Revised Proposal. A copy of that letter is attached to this letter as Exhibit 5. The Company believes that it is entitled to omit the Proposal and the Revised Proposal from the Proxy Materials for the reasons discussed in below.

ANALYSIS

I. The Proposals May Be Excluded Pursuant to Rule 14a-8(b)

A. The Proponent Acquired Shares of Merck Common Stock Within One Year of Submitting the Proposal

Rule 14a-8(b) requires that a shareholder have continuously held at least $2,000 in market value, or 1%, of the stock entitled to be voted on a shareholder proposal at the meeting for which the proposal has been submitted for at least one year by the date of the proposal's submission. In the context of proposals submitted to companies that recently completed merger transactions, the Staff has repeatedly taken the position that a former stockholder of a corporation that is merged out of existence does not become a stockholder of the continuing corporation until the merger date. The rationale for such position is that acquisition of shares of the continuing corporation constitutes a separate sale and purchase of securities for federal securities laws purposes. *See, e.g., Green Bankshares, Inc.* (February 13, 2008). In that letter, the Staff took the position that Green Bankshares could exclude a shareholder proposal that had been submitted less than one year after the date that Green Bankshares had completed a merger. In granting no-action relief, the Staff stated that "[i]n light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for Green Bankshares shares did not commence earlier than May 18, 2007, the effective time of the merger."[1] *See also ConocoPhillips* (March 24, 2003) (granting no-action relief under Rule 14a-8(b) where the proponent received shares in the company pursuant to a merger that took place three months before submitting proposal even though the proponent held target company shares for over a year); Exelon Corporation (March 15, 2001) (granting no-action relief under Rule 14a-8(b) where the proponent received shares in the company pursuant to a merger that took place three weeks before submitting proposal even though the proponent held target company shares for over three years).

As was the case in each of the no-action letters discussed above, the Proponent received shares of Company common stock on the effective date of the merger of Merck & Co, Inc. ("Old Merck") with and into a subsidiary of Schering-Plough, November 3, 2009. In connection with the merger, Old Merck shareholders received one share of New Merck common stock for each share of Old Merck common

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[1] We understand that the Commission also has taken the position that a shareholder can include the time that such shareholder owned stock in the former parent of a spun-off company if such former parent was a public. *See, e.g.*, ESCO Electronics Corp., SEC No-Action Letter (Dec. 12, 1990) (allowing shareholders of a company that was spun-off from a public company less than a year prior to the submission of the shareholder proposal to include the period during which they owned the securities of the predecessor entity to satisfy Rule 14a-8's minimum ownership requirements).

stock. In addition, each outstanding share of Schering-Plough common stock was converted into the right to receive $10.50 in cash and 0.5767 of a share of New Merck common stock. Upon completion of the merger, Old Merck Common Stock was delisted and Old Merck was no longer a publicly traded company and became a wholly-owned subsidiary of Schering- Plough. Schering-Plough then changed its name to Merck & Co., Inc. ("New Merck"), resulting in a post-merger company with a single class of common stock.

In light of the effective date of the merger, the Company notified the Proponent that it did not appear to satisfy the minimum ownership requirements of Rule 14a-8, noting:

> Rule 14a-8(b) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of Merck securities entitled to be voted on your proposal at Merck's Annual Meeting of Shareholders for at least one year from the date you submitted your proposal.
>
> In order to comply with the rule, you must have held Merck stock since the Effective Date, and also must have held Schering-Plough stock from October 29, 2009 until the Effective Date. Your letter did not provide information with respect to this requirement. Please provide us with documentation evidencing your continuous ownership of at least $2,000 in market value of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.[2]

Instead of providing the proof of ownership described above, presumably because the Proponent did not own Schering-Plough stock prior to the merger, the Proponent did not respond to the request for proof of ownership, choosing instead to revise the Proposal and attempt to suggest that the Revised Proposal was a new proposal. This response (or the lack thereof) should provide a basis for excluding the proposals under Rule 14a-8(b).

In the absence of information indicating that the Proponent owned shares of Schering-Plough prior to the effective date of the merger, and based on effective merger date of November 3, 2009, the Proponent only held Company common stock for eleven full months as of the date that it submitted the Proposal. This provides a clear basis for excluding the Proposal under prior no-action positions. *See, e.g., Northstar Neuroscience, Inc.* (March 24, 2009) (granting relief under Rule 14a-8(b) where the proposal was submitted on December 23, 2008, but the securities intended to satisfy the minimum ownership requirements were only acquired on January 25, 2008); *KeySpan Corporation* (March 2, 2006) (granting relief under Rule 14a-8(b) where the proposal was received on October 19, 2005, but the securities intended to satisfy the minimum ownership requirements were only acquired on October 10, 2005); *OCA, Inc.* (February 24, 2005) (granting relief under Rule 14a-8(b) where the proponent held shares for four days less than the one-year period).

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[2] It bears noting that the position described in the deficiency notice is potentially more favorable for the Proponent than is required by Rule 14a-8. While we found numerous no-action letters in which the staff took the position that the effective date for a merger is the acquisition date for securities acquired in the merger, we could not find any no-action letters that clearly support the view that a shareholder of the continuing entity prior to a merger can "tack" such prior ownership to satisfy Rule 14a-8(b). Nevertheless, the Proponent failed to satisfy this even more shareholder-friendly standard since the Proponent failed to demonstrate that it owned any Schering-Plough stock prior to the effective date of the merger.

B. The Proponent Should Not Be Permitted to Circumvent the Minimum Ownership Period Requirement Through the Purported Withdrawal

As noted above, the Proponent acquired Company common stock within one year of the date that it submitted the Proposal and therefore cannot demonstrate that it satisfies the minimum ownership requirements of Rule 14a-8 as of such date. In order to avoid the exclusion of the Proposal, however, the Proponent made changes to the Proposal and attempted to claim that it was submitting a "new" proposal. In fact, a comparison of the Proposal and the Revised Proposal makes clear that the Revised Proposal is not new at all. For example, the principal thrust of both versions of the Proposal is the same - that the Company provide a report to shareholders regarding the number and species of animals used in tests, basic research and development. Similarly, the supporting statements in the Proposal and the Revised Proposal are identical in all respects. In fact, the only meaningful difference between the two versions of the Proposal is the deletion of provisions in the Proposal that also called for the Company to disclose its plans to phase out animal testing whenever possible, procedures to ensure compliance with animal welfare conditions in-house and at contract research laboratories, as well as disclosures regarding "enrichment measures" to improve living conditions for the animals used. While we believe these changes were likely necessary for the Proponent to avoid providing the Company with a basis for excluding the Proposal under Rule 14a-8(c) on the basis that it included multiple proposals, such changes do not thereby create a new proposal within the meaning of Rule 14a-8.

In this regard, we believe that the guidance provided in Staff Legal Bulletin 14 is instructive. In Section E.2, the Staff provides the following guidance:

> **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under
>
> - rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
> - rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

Based on this guidance, the Company has the choice of accepting or rejecting the Proponent's revisions to the Proposal.

The Company does not accept such revisions. Since the Company does not accept the revisions reflected in the Revised Proposal, the date of the submission of the Proposal, and not the date that the Proponent submitted the Revised Proposal, is the date that should be considered for the purposes of evaluating whether the Proponent satisfied the minimum ownership requirements of Rule 14a-8(b).[3]

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[3] It bears noting that the Company recognizes that there may be circumstances in which a shareholder may revise or withdraw a shareholder proposal prior to the submission of a no-action request and prior to the deadline for the submission of shareholder proposals. As is discussed more fully in Section II of this letter, however, prior Staff no-action positions indicate that a shareholder may no longer revise its proposal or submit an entirely new proposal (continued...)

The Company believes that where, as here, a proponent purports to withdraw a previously submitted proposal after the Company has notified the proponent that such proposal may be excluded under Rule 14a-8(b), and where the "new" proposal merely revises the prior proposal, the substance, rather than the form should prevail. The substance is that the Proponent has revised the Proposal and such revisions do not cure the Proposal of its central deficiency: that the Proponent acquired the shares that would otherwise give it the right to submit a shareholder proposal within less than one year of the date that it submitted the Proposal. *See Anheuser-Busch Companies, Inc.* (January 17, 2007).[4]

As a final note, we believe that the procedures for submissions of shareholder proposals set forth in Rule 14a-8 are meant to ensure a smooth and reliable process for companies and shareholder proponents. The rules require that shareholder proponents own the requisite amount of shares as of the date that they submit a proposal, and the submission of a proposal even one day prior to the completion of the one-year holding period provides a basis for exclusion. The Proponent's thinly veiled attempt to circumvent these rules through a purported "withdrawal" should not be tolerated. As the Commission has recognized time and time again, the Rule 14a-8 process imposes costs on companies and their stockholders. In light of these costs, it is appropriate to require that shareholders adhere to the rules governing the process and aren't allowed to game the process as would be the case here if the Proponent was allowed to circumvent the minimum ownership requirement by labeling revisions to an otherwise excludable proposal as a withdrawal. By virtue of Rule 14a-8(f), the Company could not have waited until the deadline for submitting stockholder proposals under Rule 14a-8(e) had passed before notifying the Proponent that it had not satisfied the minimum ownership requirements of Rule 14a-8. This notice required by Rule 14a-8(f) should not provide the Proponent with a chance to circumvent the minimum ownership requirements of the rule through the resubmission of the Proposal with minor revisions under the auspices of a withdrawal.

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without the Company's consent once a company has notified the shareholder of deficiencies in the shareholder's submission. Here, since the Company already had notified the Proponent of the deficiencies associated with the shareholder's submission, the Proponent could not revise the Proposal without the Company's consent.

[4] In that letter, much like the instant situation, the shareholder submitted a shareholder proposal, and after being notified by the company that such proposal could be excluded under Rule 14a-8, attempted to withdraw the proposal by submitting a "new" proposal. Consistent with its approach in comparable situations, the Staff granted no-action relief under Rule 14a-8(10) with respect to the proposal that the proponent attempted to submit a new proposal, and granted no-action relief under Rule 14a-8(c) with respect to the new proposal. The facts in the *Anheuser-Busch* no-action letter are as follows: On October 17, 2006, Anheuser-Busch received a proposal to declassify the board from the proponent. On the same date that it received the proposal, the company informed the proponent by e-mail that the company had previously adopted an amendment to its Certificate of Incorporation to declassify its Board. According to the no-action request, the company at that time asked the proponent if he desired to withdraw the declassification proposal. Instead of simply withdrawing the proposal, however, the proponent in that letter sent the company a second proposal that was marked as "update."

II. The Revised Proposal May Be Excluded Pursuant to Rule 14a-8(c)

Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular stockholders' meeting." Even though the Company does not accept the revisions included in the Revised Proposal and believes that the Proposal and the Revised Proposal should be treated as one proposal, it also believes that it would be entitled to exclude the Revised Proposal under Rule 14a-8(c). Here, since the Proponent has submitted a proposal for the 2011 Proxy Materials, which the Company intends to exclude under Rule 14a-8(b), it is prohibited from submitting a second proposal.

The Staff has generally taken the position that a company may rely on Rule 14a-8(c) to exclude a shareholder proposal that is submitted in substitution for a previously submitted proposal that a company has notified the proposing shareholder could be excluded under Rule 14a-8. *See, e.g., Beverly Enterprises, Inc.* (February 7, 1991). In *Beverly Enterprises,* the proponent submitted a second proposal after being notified by the company that the first proposal would be omitted as moot. The proponent then attempted to withdraw the first proposal and argued that the second proposal should be included in the company's proxy materials since only the second proposal was left and the deadline for submissions had not yet passed. Notwithstanding the proponent's attempt to withdraw the first proposal, the Staff found that the second proposal could be excluded under the one-proposal rule, and granted no-action relief, noting:

> The Division concurs in your position that the October 26, proposal constitutes a second proposal that may be excluded under rule 14a-8(a)(4). That provision states that a "proponent may submit no more that one proposal . . . for inclusion in the issuer's proxy materials for a meeting of security holders. That provision also allows a proponent the opportunity to conform his/her submission to the one-proposal limit after notice by the issuer of the limitation. In the Division's view, the one-proposal limit allows the omission of a proposal, notwithstanding the absence of notice by the issuer, if a statement of reasons to omit one proposal submitted by a proponent is filed in accordance with rule 14-8(d) and subsequently that proponent submits a second proposal involving another matter. In reaching a position, the staff particularly notes that the Company advised the Proponent that the subject of the September 1, proposal had heen rendered moot. We further note that after being advised that the Company had, within the meaning of rule 14a-8(c)(10), "substantially implemented" the September 1, proposal, the Proponent withdrew that proposal and submitted the October 26, proposal which involved another matter. Under these circumstances, the Division will not recommend enforcement action to the Commission if the October 26, proposal is omitted from the Company's proxy materials.

See also Dow Chemical Company (March 2, 2006). Much like *Beverly Enterprises* and the present facts, the shareholder in *Dow Chemical* attempted to submit a second shareholder proposal and withdraw a previously submitted proposal after *Dow Chemical* had informed the shareholder that the shareholder's first proposal could be excluded on the basis that the company already had implemented the first proposal.[5] In our case this notification was effected by the deficiency notice that informed the Proponent

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[5] *Dow Chemical* summarized the chronology leading the attempted withdrawal of the first proposal as follows in its no-action request:

> ... following receipt of the Classified Board Proposal, on October 21, 2005 the Company wrote a letter to the Proponent reminding him of the 2003 Proposal and the Company's actions in 2004. The Company also requested that the Proponent withdraw the Classified Board Proposal, and informed him that that the Company would likely submit a no-action request to the SEC indicating that the First Proposal had already been

(continued...)

that the Proposal could be excluded because the Proponent did not satisfy the minimum ownership period imposed by Rule 14a-8(b). In response to arguments that are very similar to those being made here, the Staff granted no-action relief under Rule 14a-8(i)(10) with respect to the first proposal and under Rule 14a-8(c) with respect to the second proposal. Notably, both proposals were submitted before the deadline for the submission of shareholder proposals under Rule 14a-8(e).[6]

The fact that the Company did not send out a second a deficiency notice notifying the Proponent of its failure to comply with the one-proposal limitation should not preclude no-action relief. The Staff has granted no-action relief in similar circumstances on several occasions. *See, e.g., Firestone Tire & Rubber Co.* (December 16, 1987). In that letter, Firestone notified a shareholder of its intention to exclude the shareholder's proposal from its proxy materials and requested the Staff's view regarding the omission in a letter dated July 27, 1987. On August 5, 1987, the proponent submitted a second proposal. Firestone responded, without any prior notice to the proponent, by seeking relief directly from the Staff under the one-proposal limitation. By letter dated December 16, 1987, the Staff agreed with Firestone's argument that the submission of the second proposal violated the one-proposal limitation.

The *Firestone Tire* no-action letter is not the only instance in which the Staff has allowed a company to exclude a proponent's second proposal pursuant to Rule 14a-8(c) without any further notice to the proponent that the second proposal violates the one-proposal limitation. For example, in *Noble Roman's, Inc.* (March 12, 2010), the Staff agreed with Noble Roman's arguments that it could exclude a "revised proposal" because it represented a second proposal under Rule 14a-8(c) even though Noble Roman's had only notified the shareholder of its intention to omit the first proposal when it sent the proponent a copy of the no-action request to exclude the first proposal. Noble Roman's did not send the shareholder a deficiency notice with respect to the second proposal - instead, it only notified the shareholder of the shareholder's violation of the one-proposal limitation when it sent the shareholder a copy of a no-action request to exclude the second proposal under Rule 14a-8(c). *See also Raytheon Co.*, (February 12, 2009) (concluding that "the one proposal limit allows the omission of a second proposal, notwithstanding the absence of notice, if a company has filed a statement of reasons to omit a proposal in accordance with Rule 14a-8(j) and subsequently the proponent submits the second proposal.").

Ironically, the Commission adopted the one-proposal limitation more than 30 years ago in response to concerns about tactics like those employed by the Proponent. At the time, the Commission was concerned that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). The instant Proposal and Revised Proposal are examples of such abuses. As the Commission acknowledged in 1976,

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implemented. The Company's letter to the Proponent, along with its attachments, is included in Exhibit A hereto. In response, the Proponent submitted the Majority Vote Proposal on October 25, 2005, which included the notation "10-25-05 Update" on the upper right-hand corner of the accompanying cover letter.

[6] The Proponent may attempt to argue that *Beverly Enterprises* and *Dow Chemical* are distinguishable from our facts because they involved two proposals on completely different topics, while the Proposal and Revised Proposal concern the same topics. Any such arguments should be rejected – the Staff has granted no-action relief under Rule 14a-8(c) when a proponent submitted two substantially similar proposals, as is the case here. *See, e.g., Hanesbrands, Inc.*, (November 13, 2009) (granting relief under Rule 14a-8(c) for an identical second proposal where the first proposal was properly excluded under Rules 14a-8(b) and 14a-8(f)); *see also Motorola, Inc.*, (December 31, 2001) (granting relief under Rule 14a-8(c) where the shareholder submitted two substantially similar proposals after the Staff had allowed the company to exclude the first proposal).

"[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two-proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals. We believe that the present facts warrant such an outcome. The Proponent is attempting to circumvent the one-proposal limitation of the rule through its submission of the Revised Proposal after learning that the Proposal can be excluded in reliance on Rule 14a-8(b). Consistent with all of the no-action letters discussed above, the Company is entitled to exclude the Revised Proposal in reliance on Rule 14a-8(c).

III. The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." The Commission has stated that for a proposal to be omitted as moot under this rule it must be "substantially implemented" by a company, not implemented in full or precisely as presented. *See* Exchange Act Release No. 20091 (August 16, 1983). The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976).

The Staff has consistently permitted exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010) (concurring that a company's adoption of various internal policies and adherence to particular principles substantially implemented a proposal seeking the adoption of principles for national and international action to stop global warming specified in the proposal); *PG&E Corporation* (March 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions); *Aetna Inc.* (March 27, 2009) (concurring that a report on gender considerations in setting insurance rates substantially implemented a proposal seeking a report on the company's policy responses to public concerns about gender and insurance, despite the proponent's arguments that the report did not fully address all issues addressed in the proposal).

Both Proposals submitted by the Proponent ask the Company to disclose "the numbers and species of all animals used in-house and at contract research laboratories for both explicitly required tests and in basic research and development." The Company and each of the contract research laboratories engaged by the Company, as required under the Animal Welfare Act, submit, on an annual basis, information disclosing the numbers and types of certain animals used to the United States Department of Agriculture ("USDA"). This information is supplied annually to the USDA on the Animal and Plant Health Inspection Service ("APHIS") Form 7023 ("Form 7023"). All animals that are required to be disclosed under the Animal Welfare Act are disclosed by the Company and each of the contract research laboratories engaged by the Company.

The information is made available on the APHIS website by the USDA.[7] Information not posted on the website can also be obtained through a Freedom of Information Act request. The Proponent's own supporting statement includes the very data they are asking the Company to disclose as part of the Proposals, which clearly indicates that the information is already readily available. Form 7023 identifies animals covered by the Animal Welfare Act and also provides additional space for filers to include additional animals not already specified on Form 7023. Form 7023 is certified by either the CEO or legally responsible Institution Official at the Company. A specimen copy of Form 7023 is attached hereto as Exhibit 6. The Proponent's supporting statement in both Proposals cites with exact detail the number of animals covered under the Animal Welfare Act used by the Company and even includes a breakdown of certain species. Contract laboratories engaged by the Company are also required to disclose the information required under Form 7023, however, sponsor information is not disclosed. As further detailed below, it would be a violation of law for the Company to disclose information regarding contract laboratories.

IV. The Proposals May Be Excluded Pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6)

Rule 14a-8(i)(2) permits exclusion of a proposal that, if adopted, would cause the company to violate any state, federal or foreign law to which it is subject, while Rule 14a-8(i)(6) permits exclusion of a proposal that, if adopted, the company would lack the power or authority to implement. The staff of the Division of Corporation Finance has noted that a company may omit a shareholder proposal from its proxy materials on either or both of these grounds if the proposal in question "would result in the company breaching existing contractual obligations . . . because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." *Staff Legal Bulletin 14B* (September 15, 2004). In accordance with this position, the Division has consistently permitted exclusion of shareholder proposals under Rules 14a-8(i)(2) and 14a-8(i)(6) where a proposal would require the company to breach its contractual obligations. *See Bank of America Corporation* (February 26, 2008) (proposal requiring disclosure of fees in an agreement covered by a confidentiality provision); *Hudson United Bancorp* (March 2, 2005) (proposal mandating rescission of severance agreements governed by New Jersey law); *NetCurrents, Inc.* (June 1, 2001); *Guest Supply Inc.* (October 28, 1998). This letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

The Company and its affiliates regularly enter into service agreements with research laboratories that conduct animal research on the Company's behalf. These agreements are typically subject to confidentiality agreements, which prohibits the Company's research partners from disclosing any information about the Company. A significant number of agreements are subject to mutual confidentiality agreements which prohibit both parties thereto from disclosing information exchanged in the course of that relationship. Such mutual confidentiality agreements prevent both parties from disclosing "any and all information, know-how, and data, whether oral, written, or graphical" without the prior written consent of the other party.[8] If implemented, the Proposals would require the Company to disclose information regarding animals that are used by its research partners pursuant to such agreements. This, however, is beyond the Company's power to implement because it can not voluntarily report such

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[7] See http://www.aphis.usda.gov/animal_welfare/Annual_Reports//New%20Jersey_22/22-R-0030/r_2009_22-R-0030.pdf for the Company's 2009 report.

[8] An example of such mutual confidentiality clause accompanies this letter as Exhibit 7.

information. Further, the unilateral disclosure of information required by the Proposal would require the Company to breach its contractual obligations to maintain all such information, including the animal research data required by the Proposal, in confidence. Furthermore, the Company lacks the ability to require its contractual counterparties to provide it with the information required by the Proposal or to consent to the Company's disclosure of any confidential information.

The Company's service agreements and related confidentiality provisions are typically governed by New Jersey law. Under New Jersey law, violation of a confidentiality agreement gives rise to a breach of contract claim. *See Servy v. Federal Business Centers, Inc.*, 616 F. Supp.2d 496, 507 (D.N.J. 2008). A breach of contract claim under New Jersey law involves the establishment of a contract, breach of such contract, damages flowing therefrom and that the party asserting the claim has performed its obligations thereunder. *See Frederico v. Home Depot*, 507 F.3d 188, 203 (3d Cir. 2007) (applying these elements to an alleged breach of a written non-disclosure agreement); *Public Serv. Enterprise Group, Inc. v. Philadelphia Elec. Co.*, 722 F. Supp. 184, 219 (D.N.J. 1989); *see also* 23 Williston on Contracts § 63:1 (4th ed. 2010) ("[A] breach of contract is a failure, without legal excuse, to perform any promise that forms the whole or part of a contract."). In New Jersey, a party who breaches a contract without sufficient legal cause shall be liable for damages. *See First Nat. State Bank of New Jersey v. Commonwealth Fed. Sav. and Loan Ass'n of Norristown, 610 F.2d 164, 174* (3rd Cir. 1979) (holding that object of remedy for breach of contract is to make aggrieved party whole). In this regard, the Company's agreements generally provide that any use or disclosure of confidential information will cause irreparable harm such that the other party shall be entitled to injunctive relief, in addition to monetary damages.

If implemented, the Proposals would require the Company to unilaterally disclose confidential information in breach of its contractual obligations to maintain such information in confidence, thereby violating New Jersey law. Accordingly, we believe the Company may exclude the Proposals from its proxy materials in reliance upon Rules 14a-8(i)(2) and 14a-8(i)(6).

V. The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a proposal may be omitted from a registrant's proxy statement if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff has stated that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company "demonstrates objectively that the proposal is materially false or misleading." *See* Staff Legal Bulletin 14B (September 15, 2004).

As stated earlier, the Proponent's Proposals each have identical supporting statements. The Proponent states "In 2008 and 2009, our Company experimented on 19,579 animals in-house ... 11,830 of these animals were used in painful experiments in Company laboratories and more than 1,330 of them were given no pain relief whatsoever." Presumably, the Proponent is referring to the Company's Form 7023 filed in 2008 and 2009, copies of which are attached hereto as Exhibit 8 , however, the manner in which the Proponent has presented those numbers is materially misleading.

An examination of Form 7023 shows six columns of information labeled A, B, C, D, E and F. Columns A and F relate to the animals covered by the Animal Welfare Act and the total number of animals used, respectively. Columns B through E categorize the use of such animals. Column B lists the number of animals not yet used for research purposes; column C lists the number of animals whose use involved "no pain, distress, or use of pain-relieving drugs"; column D lists the number of animals whose use involved "pain or distress to the animals and for which appropriate anesthetic, analgesic or tranquilizing drugs were used" and column E lists the number of animals whose use "involved accompanying pain or distress to the animals and for which the use of appropriate anesthetic, analgesic or tranquilizing drugs would have adversely affected the procedures, results or interpretation of the teaching, research experiments, surgery or tests."

The form clearly differentiates between experiments where the subject animals experienced pain or distress and which anesthetics, analgesics or tranquilizers were used and experiments where the use of any anesthetics, analgesics or tranquilizers would "have adversely affected the procedures...." The Company mitigates any pain or distress that an animal may experience whenever possible and keeps to a minimum animal usage where mitigation efforts cannot be used due to its adverse affect on the related research. The Proponent has decided not to include any discussion of this in their supporting statement.

The Proponent's supporting statement also includes the following statement:

> Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. This is reality for animals in laboratories. What should not be the norm is the outright torture of defenseless animals.

This statement is materially misleading because is does not apply to the Company's practices. First, as noted above, not all animals used in laboratory experiences experience pain, fear or stress. Further, all caging of animals done by the Company complies with USDA regulatory standards for caging as well as the standards noted in the Guide for the Care and Use of Laboratory Animals (National Academy Press, 1996). The Company's research facilities are inspected annually by the USDA to verify compliance with all caging standards and other USDA regulations. Additionally, most animals are socially housed and not deprived of companionship. For example, non-human primates have an environmental enrichment plans that include social housing. The veterinary staff developed the plans and they are reviewed by the Institutional Animal Care and Use Committee as well as by the USDA.[9]

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[9] The Institutional Animal Care and Use Committee (IACUC) is a self-regulating entity that, according to U.S. federal law, must be established by institutions that use laboratory animals for research or instructional purposes to oversee and evaluate all aspects of the institution's animal care and use program.

As an additional measure, the Company's research facilities also have attained and maintained accreditation from the Association for Accreditation and Assessment for Laboratory Animal Care ("AAALAC"). The following is from AAALAC's website:

> AAALAC International is a private, nonprofit organization that promotes the humane treatment of animals in science through voluntary accreditation and assessment programs.... For some, animal research is a controversial topic. But like others in the animal welfare arena, AAALAC endorses the use of animals to advance medicine and science when there are no non-animal alternatives, and when it is done in an ethical and humane way. When animals are used, AAALAC works with institutions and researchers to serve as a bridge between progress and animal well-being. This is done through AAALAC's voluntary accreditation process in which research programs demonstrate that they meet the minimum standards required by law, and are also going the extra step to achieve excellence in animal care and use

The Company has taken great measures to ensure that the treatment of the animals used in its research efforts exceed statutory and regulatory minimum standards. Based on these measures we believe that it is clear that the Proponent's statement that "[w]hat should not be the norm is the outright torture of defenseless animals" is clearly false and misleading, or at a minimum, irrelevant to the Company since the methods of research used by the Company cannot be characterized as involving torture. In this regard, we believe that the statement's reference to "torture" is excludable under Rule 14a-9 on the basis that it is inflammatory and is impugning, which, as indicated by Staff Legal Bulletin 14B, Section B.4, provides a separate basis for exclusion.

The Proponent's supporting statement also includes a lengthy discussion about its undercover investigation of Professional Research Laboratory and Research Services ("PRLR"). PRLR is unaffiliated with the Company and the statements made by the Proponent regarding PRLR have nothing to do with the Company. More importantly, the discussion regarding PRLR has nothing to do with the Proponent's Proposal which is about disclosure of animals used in the Company's research efforts. Presumably, the motive behind including such statements about an unaffiliated third party is an attempt to link their behavior with the Company.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials for the reasons set forth herein.

If you have any questions or require any further information, please contact me at 908-423-5744. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Jimmy Yang
Legal Director

EXHIBIT 1

Celia A. Colbert

OCT 29 2010

→ K. Folesz

Office of the Secretary

NOV - 2 2010



PeTA
PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG

October 28, 2010

Celia A. Colbert
Senior Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
1 Merck Dr.
Whitehouse Station, NJ 08889

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 101 shares of Merck & Co., Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2011 shareholders meeting.

Please contact the undersigned if you need any further information. If Merck & Co., Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached c/o Stephanie Corrigan at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

Enclosures: 2011 Shareholder Resolution
Morgan Stanley Smith Barney letter


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the following:

1. The number and species of all animals used in-house and at contract research laboratories for explicitly required tests; the number and species used in basic research and development; and the Company's plans to phase out animal testing wherever possible;

2. Procedures to ensure compliance with basic animal welfare considerations in-house and at contract research laboratories, including enrichment measures to improve living conditions for the animals used.

Supporting Statement

Product development and testing involve ethical issues relating to animal suffering. In 2008 and 2009, our Company experimented on 19,579 animals in-house. This numbers does not include mice and rats or animals used for Merck experiments in contract research laboratories. Among others, 2,674 primates, 4,444 dogs, 5,011 rabbits, and 3,550 guinea pigs were used. 11,830 of these animals were used in painful experiments and more than 1,330 of them were given no pain relief whatsoever.[1]

Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. This is reality for animals in laboratories. What should not be the norm is the outright torture of defenseless animals.

A recent undercover investigation of a Merck contract research organization, Professional Laboratory and Research Services, Inc., shows that Merck has hired a laboratory where animals suffered above and beyond the commissioned tests even though our Company's policy specifically states that "Merck places high value on its animal welfare stewardship responsibility."[2] Documentation and video footage[3] from this investigation showed:

- Sick and injured animals regularly denied veterinary care;
- An inadequately anesthetized dog struggling while an untrained worker extracts his tooth with pliers;
- Cats slammed into cages;
- Cats and dogs sprayed with pressure hoses;
- Technicians screaming obscenities at animals while dragging, throwing, and kicking them;
- One worker repeatedly tried to rip out a cat's nails;

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[1] http://www.aphis.usda.gov/animal_welfare/efoia/7023.shtml

[2] http://www.merck.com/corporate-responsibility/research-medicines-vaccines/new-technologies/animal-research/approach.html

[3] http://origin.www.peta.org/tv/videos/animal-experimentation/599609536001.aspx

- Filth and deafening noise.

Our company has the ability and the obligation to ensure that no animal suffers from lack of veterinary care, poor housing, or outright mistreatment. Further, our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[4]

We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

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[4] FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm
Recent advances in genomics, systems biology, and computational biology can do much to reduce and eventually replace the use of animals in experiments.

EXHIBIT 2

9812 Falls Road
Suite 123
Potomac, MD 20854

MorganStanley
SmithBarney

October 28, 2010

Celia A. Colbert
Senior Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
1 Merck Dr.
Whitehouse Station, NJ 08889

Re: Shareholder Proposal for Inclusion in the 2011 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 101 shares of Merck & Co., Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Merck & Co., Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,



Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney

EXHIBIT 3

Office of Corporate Staff Counsel

Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218

(VIA OVERNIGHT DELIVERY)



November 9, 2010

Susan L. Hall
People for the Ethical Treatment of Animals ("PETA")
2898 Rowena Ave., #103
Los Angeles, CA 90039

Dear Ms. Hall:

On October 29, 2010, we received your letter submitting a shareholder proposal for inclusion in the proxy materials for the 2011 Meeting of Shareholders.

On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("Merck").

Rule 14a-8(b) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of Merck securities entitled to be voted on your proposal at Merck's Annual Meeting of Shareholders for at least one year from the date you submitted your proposal.

In order to comply with the rule, you must have held Merck stock since the Effective Date, and also must have held Schering-Plough stock from October 29, 2009 until the Effective Date. Your letter did not provide information with respect to this requirement. Please provide us with documentation evidencing your continuous ownership of at least $2,000 in market value of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter, you must respond in writing to this letter and prove your eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank), verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

Additionally, Rule 14a-8(c) states that each stockholder may submit no more than one proposal to the company for a particular stockholders' meeting. Your submission appears to include more than one distinct proposal relating to: (i) the disclosure of the number and species of all animals used, (ii) Merck's plans to phase out animal testing wherever possible, (iii) procedures to ensure compliance with basic animal welfare considerations and (iv) measures to improve living conditions for the animals used. As such, PETA's submission is required by Rule 14a-8 to be reduced to a single proposal. If you wish to proceed, within 14 calendar days of your receipt of this letter, you must provide a revised proposal meeting the requirements of Rule 14a-8(c).

Merck reserves the right, and may seek to exclude the proposal if in Merck's judgment the exclusion of such proposal from the proxy materials would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-5744. Please direct all further correspondence regarding this matter to my attention.

Very truly yours,



Jimmy Yang
Legal Director

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should

submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would resnlt in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in

the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The compauy is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to yonr proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Celia A. Colbert

OCT [illegible] 2010

→ K. [illegible]

Office of the Secretary

NOV - 2 2010



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG


AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

October 28, 2010

Celia A. Colbert
Senior Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
1 Merck Dr.
Whitehouse Station, NJ 08889

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 101 shares of Merck & Co., Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2011 shareholders meeting.

Please contact the undersigned if you need any further information. If Merck & Co., Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached c/o Stephanie Corrigan at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

Enclosures: 2011 Shareholder Resolution
Morgan Stanley Smith Barney letter

9812 Falls Road
Suite 125
Potomac, MD 20854

MorganStanley
SmithBarney

October 28, 2010

Celia A. Colbert
Senior Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
1 Merck Dr.
Whitehouse Station, NJ 08889

Re: Shareholder Proposal for Inclusion in the 2011 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 101 shares of Merck & Co., Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Merck & Co., Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,



Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the following:

1. The number and species of all animals used in-house and at contract research laboratories for explicitly required tests; the number and species used in basic research and development; and the Company's plans to phase out animal testing wherever possible;

2. Procedures to ensure compliance with basic animal welfare considerations in-house and at contract research laboratories, including enrichment measures to improve living conditions for the animals used.

Supporting Statement

Product development and testing involve ethical issues relating to animal suffering. In 2008 and 2009, our Company experimented on 19,579 animals in-house. This numbers does not include mice and rats or animals used for Merck experiments in contract research laboratories. Among others, 2,674 primates, 4,444 dogs, 5,011 rabbits, and 3,550 guinea pigs were used. 11,830 of these animals were used in painful experiments and more than 1,330 of them were given no pain relief whatsoever.[1]

Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. This is reality for animals in laboratories. What should not be the norm is the outright torture of defenseless animals.

A recent undercover investigation of a Merck contract research organization, Professional Laboratory and Research Services, Inc., shows that Merck has hired a laboratory where animals suffered above and beyond the commissioned tests even though our Company's policy specifically states that "Merck places high value on its animal welfare stewardship responsibility."[2] Documentation and video footage[3] from this investigation showed:

- Sick and injured animals regularly denied veterinary care;
- An inadequately anesthetized dog struggling while an untrained worker extracts his tooth with pliers;
- Cats slammed into cages;
- Cats and dogs sprayed with pressure hoses;
- Technicians screaming obscenities at animals while dragging, throwing, and kicking them;
- One worker repeatedly tried to rip out a cat's nails;

---

[1] http://www.aphis.usda.gov/animal_welfare/efoia/7023.shtml

[2] http://www.merck.com/corporate-responsibility/research-medicines-vaccines/new-technologies/animal-research/approach.html

[3] http://origin.www.peta.org/tv/videos/animal-experimentation/599609536001.aspx

- Filth and deafening noise.

Our company has the ability and the obligation to ensure that no animal suffers from lack of veterinary care, poor housing, or outright mistreatment. Further, our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[4]

We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

---

[4] FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm
Recent advances in genomics, systems biology, and computational biology can do much to reduce and eventually replace the use of animals in experiments.

Jimmy

bcc: Celia Colbert
Bruce Ellis
Jon Filderman
Katie Fedosz
Eric Stern

EXHIBIT 4



Celia A. Colbert
NOV 18 2010
→ K. Fedosz

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG



November 17, 2010

Celia A. Colbert
Senior Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
1 Merck Dr.
Whitehouse Station, NJ 08889

Dear Secretary:

Please be advised that a shareholder proposal submitted by People for the Ethical Treatment of Animals (PETA) on October 28, 2010 is hereby withdrawn *nunc pro tunc* as of that date. Accordingly, the letter which we received from Merck dated November 9th is no longer applicable to the withdrawn resolution.

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 101 shares of Merck & Co., Inc. common stock. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2011 shareholders meeting.

Please contact the undersigned if you need any further information. If Merck & Co., Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (323) 644-7382 ext. 24, or by e-mail at StephanieC@peta.org.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

Enclosures: 2011 Shareholder Resolution
Morgan Stanley Smith Barney letter

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the numbers and species of all animals used in-house and at contract research laboratories for both explicitly required tests and in basic research and development.

Supporting Statement

Product development and testing involve ethical issues relating to animal suffering. In 2008 and 2009, our Company experimented on 19,579 animals in-house. This number does not include mice and rats or any animals used for Merck experiments in contract research laboratories. Among others, 2,674 primates, 4,444 dogs, 5,011 rabbits, and 3,550 guinea pigs were used. 11,830 of these animals were used in painful experiments in Merck laboratories and more than 1,330 of them were given no pain relief whatsoever.[1]

Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings -- caged and deprived of companionship – and subjected to painful experiments. This is reality for animals in laboratories. What should not be the norm is the outright torture of defenseless animals.

A recent undercover investigation of a Merck contract research organization, Professional Laboratory and Research Services, Inc., shows that Merck has hired a laboratory where animals suffered above and beyond the commissioned tests even though our Company's policy specifically states that "Merck places high value on its animal welfare stewardship responsibility."[2] Documentation and video footage[3] from this investigation showed:

- Sick and injured animals regularly denied veterinary care;
- An inadequately anesthetized dog struggling while an untrained worker extracts his tooth with pliers;
- Cats slammed into cages;
- Cats and dogs sprayed with pressure hoses;
- Technicians screaming obscenities at animals while dragging, throwing, and kicking them;
- One worker repeatedly tried to rip out a cat's nails;
- Filth and deafening noise.

Our company has the ability and the obligation to ensure that no animal suffers from lack of veterinary care, poor housing, or outright mistreatment. Further, our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of

---

[1] http://www.aphis.usda.gov/animal_welfare/efoia/7023.shtml
[2] http://www.merck.com/corporate-responsibility/research-medicines-vaccines/new-technologies/animal-research/approach.html
[3] http://origin.www.peta.org/tv/videos/animal-experimentation/59960953600l.aspx

drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[4]

We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

[4] FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm
Recent advances in genomics, systems biology, and computational biology can do much to reduce and eventually replace the use of animals in experiments.

EXHIBIT 5

9812 Falls Road
Suite 123
Potomac, MD 20854

MorganStanley
SmithBarney

November 17, 2010

Celia A. Colbert
Senior Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
1 Merck Dr.
Whitehouse Station, NJ 08889

Re: Shareholder Proposal for Inclusion in the 2011 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 101 shares of Merck & Co., Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Merck & Co., Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,



Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney

EXHIBIT 6

This report is required by law (7 USC 2143) Failure to report according to the regulations can result in an order to cease and desist and to be subject to penalties as provided for in Section 2150

See reverse side for additional information

Interagency Report Control No 0180-DOA-AN

UNITED STATES DEPARTMENT OF AGRICULTURE
ANIMAL AND PLANT HEALTH INSPECTION SERVICE

1. REGISTRATION NO.

FORM APPROVED
OMB NO 0579-0036

ANNUAL REPORT OF RESEARCH FACILITY
(TYPE OR PRINT)

2. HEADQUARTERS RESEARCH FACILITY (Name and Address, as registered with USDA include Zip Code)

3. REPORTING FACILITY (List all locations where animals were housed or used in actual research, testing, teaching, or experimentation, or held for these purposes. Attach additional sheets if necessary.)

FACILITY LOCATIONS (Sites)

REPORT OF ANIMALS USED BY OR UNDER CONTROL OF RESEARCH FACILITY (Attach additional sheets if necessary or use APHIS FORM 7023A)

A Animals Covered By The Animal Welfare Regulations	B. Number of animals being bred, conditioned, or held for use in teaching, testing, experiments, research, or surgery but not yet used for such purposes	C. Number of animals upon which teaching, research, experiments, or tests were conducted involving no pain, distress, or use of pain-relieving drugs	D. Number of animals upon which experiments, teaching, research, surgery, or tests were conducted involving accompanying pain or distress to the animals and for which appropriate anesthetic, analgesic, or tranquilizing drugs were used	E. Number of animals upon which teaching experiments, research, surgery, or tests were conducted involving accompanying pain or distress to the animals and for which the use of appropriate anesthetic, analgesic, or tranquilizing drugs would have adversely affected the procedures, results, or interpretation of the teaching, research, experiments, surgery, or tests. *(An explanation of the procedures producing pain or distress in those animals and the reasons such drugs were not used must be attached to this report)*	F TOTAL NO. OF ANIMALS (Cols C + D + E)
4. Dogs					
5. Cats					
6. Guinea Pigs					
7. Hamsters					
8. Rabbits					
9. Non-human Primates					
10. Sheep					
11. Pigs					
12. Other Farm Animals					
13. Other Animals					

ASSURANCE STATEMENTS

1) Professionally acceptable standards governing the care, treatment, and use of animals including appropriate use of anesthetic, analgesic, and tranquilizing drugs, prior to, during and following actual research, teaching, testing, surgery, or experimentation were followed by this research facility.

2) Each principal investigator has considered alternatives to painful procedures.

3) This facility is adhering to the standards and regulations under the Act, and it has required that exceptions to the standards and regulations be specified and explained by the principal investigator and approved by the Institutional Animal Care and Use Committee (IACUC). A summary of all such exceptions is attached to this annual report. In addition to identifying the IACUC-approved exceptions, this summary includes a brief explanation of the exceptions, as well as the species and number of animals affected.

4) The attending veterinarian for this research facility has appropriate authority to ensure the provision of adequate veterinary care and to oversee the adequacy of other aspects of animal care and use.

CERTIFICATION BY HEADQUARTERS RESEARCH FACILITY OFFICIAL
(Chief Executive Officer or Legally Responsible Institutional Official)
I certify that the above is true, correct, and complete (7 U.S.C. Section 2143).

SIGNATURE OF CEO OR INSTITUTIONAL OFFICIAL	NAME & TITLE OF CEO OR INSTITUTIONAL OFFICIAL *(Type or Print)*	DATE SIGNED

APHIS FORM 7023 (Replaces VS FORM 18-23 (OCT 88) which is obsolete)
(AUG 91)

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to Department of Agriculture, Clearance Officer, OIRM, Room 404-W, Washington DC 20250, and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503

INSTRUCTIONS FOR COMPLETION OF APHIS FORM 7023

(Refer to 9 CFR Part 2, Subpart C, Sections 2.33 and 2.36)

ITEM 1 - Enter registration number as assigned to the Research Facility by United States Department of Agriculture (USDA)

ITEM 2 - Enter the complete name and address of the Headquarters Research Facility as registered with USDA

ITEM 3 - List location of each Facility or Site where animals were housed or used in actual research, testing, teaching, or experimentation, or held for these purposes. (Attached additional sheets it necessary)

ITEM4 -13 - DO NOT enter numbers in Column A, DO NOT add numbers entered in Column B into the total in Column F. **Column** F is to show total of numbers entered in Columns C + D + E. Entries in Column E must be explained on attached sheet(s)

ITEM 12 - List by common name all other farm animal species

ITEM 13- **Other:** List by common name, all other warm-blooded animal species covered by the Regulations *(This will include all wild or exotic species.)* Attach additional sheets if necessary or use APHIS Form 7023A.

CERTIFICATION: Must be signed by the Chief Executive Officer (CEO) of the Registered Research Facility or other Institutional Official (IO) having authority to legally commit on behalf of the Registered Research Facility Sign, Print or type Name and Title, and Date.

RETURN COMPLETED FORM WITH AN ORIGINAL SIGNATURE OF CEO OR IO TO APPROPRIATE SECTOR OFFICE.

EXHIBIT 7

Standard mutual confidentiality clause:

MERCK and SUPPLIER shall keep all INFORMATION of the other party in confidence and will not, without the disclosing party's prior written consent, disclose any INFORMATION of the disclosing party to any person or entity, except those officers, employees, agents, or AFFILIATES of the receiving party who directly require the INFORMATION. Each officer, employee, agent, or AFFILIATE to whom INFORMATION is to be disclosed shall be advised by the receiving party of the terms of this AGREEMENT and shall be bound by the confidentiality and non-use obligations herein, mutatis mutandis. Both parties shall take all reasonable precautions to prevent INFORMATION of the other party from being disclosed to any unauthorized person or entity. For the purposes of this AGREEMENT, the term "AFFILIATE" shall mean: (1) any corporation or business entity fifty percent (50%) or more of the voting stock or voting equity interests of which are owned directly or indirectly by such party; or (2) any corporation or business entity which directly or indirectly owns fifty percent (50%) or more of the voting stock or voting equity interests of such party; or (3) any corporation or business entity directly or indirectly controlling or under control of a corporation or business entity described in (1) or (2).

Standard definition of Information as used above:

MERCK and SUPPLIER agree that any and all information, know-how and data proprietary to the disclosing party, whether oral, written, or graphical, that is disclosed or provided by MERCK or its AFFILIATES to SUPPLIER or by SUPPLIER to MERCK or its AFFILIATES (including any analysis, products, or conclusions drawn or derived therefrom), whether labeled as confidential/proprietary, or that may be derived from or related to any visits by personnel of one party to the location of the other or that may be otherwise known to one party through its visits or contacts with the other (hereinafter individually and collectively referred to as "INFORMATION") shall be disclosed and used by the parties subject to the terms and conditions set forth in this AGREEMENT.

EXHIBIT 8

This report is required by law (7 USC 2143). Failure to report according to the regulations can result in an order to cease and desist and to be subject to penalties as provided for in Section 21!

NOV 2 8 2008

See attached form for additional information.

Interagency Report Control No.:

UNITED STATES DEPARTMENT OF AGRICULTURE
ANIMAL AND PLANT HEALTH INSPECTION SERVICE

1. CERTIFICATE NUMBER: 22-R-0030
CUSTOMER NUMBER: 178

FORM APPROVED
OMB NO. 0579-0036

ANNUAL REPORT OF RESEARCH FACILITY
(TYPE OR PRINT)

Merck & Company Inc
126 E Lincoln Avenue
Po Box 2000 Ry80m-101
Rahway, NJ 07065

Telephone: (b)(6), (b)(7)(c)

3. REPORTING FACILITY (List all locations where animals were housed or used in actual research, testing, or experimentation, or held for these purposes. Attach additional sheets if necessary)

FACILITY LOCATIONS (Sites) - See Atached Listing

REPORT OF ANIMALS USED BY OR UNDER CONTROL OF RESEARCH FACILITY (Attach additional sheets if necessary or use APHIS Form 7023A)

A. Animals Covered By The Animal Welfare Regulations	B. Number of animal being bred, conditioned, or held for use in teaching, testing, experiments, research, or surgery but not yet used for such purposes.	C. Number of animals upon which teaching, research, experiments, or tests were conducted involving no pain, distress, or use of pain-relieving drugs.	D. Number of animals upon which experiments, teaching, research, surgery, or tests were conducted involving accompanying pain or distress to the animals and for which appropriate anesthetic, analgesic, or tranquilizing drugs were used.	E. Number of animals upon which teaching, experiments, research, surgery or tests were conducted involving accompanying pain or distress to the animals and for which the use of appropriate anesthetic, analgesic, or tranquilizing drugs would have adversely affected the procedures, results, or interpretation of the teaching, research, experiments, surgery, or tests. (An explanation of the procedures producing pain or distress in these animals and the reason such drugs were not used must be attached to this report)	F. TOTAL NUMBER OF ANIMALS (COLUMNS C + D + E)
4. Dogs	175	970	1052	28	2050
5. Cats	0	0	0	0	0
6. Guinea Pigs	173	789	424	449	1662
7. Hamsters	177	14	521	190	725
8. Rabbits	372	1087	1993	18	3098
9. Non-human Primates	4573	278	1009	6	1293
10. Sheep	0	0	0	0	0
11. Pigs	0	17	0	0	17
12. Other Farm Animals Goats	10	0	0	0	0
Horses	17	2	0	0	2
13. Other Animals					
Cotton Rats	8	204	0	0	204
Ferrets	34	0	26	0	26
Gerbils	70	2	160	0	162

ASSURANCE STATEMENTS

1) Professionally acceptable standards governing the care, treatment, and use of animals, including appropriate use of anesthetic, analgesic, and tranquilizing drugs, prior to, during, and following actual research, teaching, testing, surgery, or experimentation were followed by this research facility.

2) Each principal investigator has considered alternatives to painful procedures.

3) This facility is adhering to the standards and regulations under the Act, and it has required that exceptions to the standards and regulations be specified and explained by the principal investigator and approved by the Institutional Animal Care and Use Committee (IACUC). A summary of all such exceptions is attached to this annual report. In addition to identifying the IACUC-approved exceptions, this summary includes a brief explanation of the exceptions, as well as the species and number of animals affected.

4) The attending veterinarian for this research facility has appropriate authority to ensure the provision of adequate veterinary care and to oversee the adequacy of other aspects of animal care and use.

CERTIFICATION BY HEADQUARTERS RESEARCH FACILITY OFFICIAL
(Chief Executive Officer or Legally Responsible Institutional Official)

SIGNATURE OF C.E.O. OR INSTITUTIONAL OFFICIAL: (b)(6), (b)(7)(c)

(b)(6), (b)(7)(c)

DATE SIGNED: 11/26/08

23 (OCT 88), which is obsolete.)

(AUG 91)

NOV 2 8 2008

Registration number 22-R-0030, December 1, 2008

A Summary of exceptions to the regulations and standards:

One exception to the canine exercise program is to be reported. Eight dogs used in radioisotope labeled drug metabolism studies have been housed in special canine metabolism kennels in order to ensure safe and accurate collection of excreta for metabolite analysis. The housing provides 100% of the required floor space, but less than the required space for exercise. The period of time in this housing varies with the test compound, study and excretion rates. The studies lasted between 4-18 days, with an average of a little over 7 days. Positive human interaction has been greatly increased during this period. The protocol for these studies, which includes this exception, was approved by the IACUC.

B) General Column 'E" Justification Statement

One hundred and ninety hamsters developed acute terminal complications or were humanelv euthanized on IACUC approved study to determine the (b)(4) (b)(4) of novel (b)(4) against a specific (b)(4) The use of pain relief and supportive care alter the results of study so they can not be used. The animals are closely monitored and those animals with significant health issues were humanely euthanized.

Twenty-seven guinea pigs experienced lethargy, ruffled fur and decreased appetite for 24-72 hours after IP injection of a compound for an IACUC approved procedure (General Safety Test, as described in 21 CFR 610.11). This is a general safety test required for release of a biologic product and administration of analgesic agents would compromise evaluation of the test results. The guinea pigs were monitored closely to see if the clinical signs would resolve. The expected clinical signs resolved within the 24-72 hour time period.

Four hundred and eight guinea pigs are infected with a virus and develop clinical signs of infections. The studies are for the development of vaccines against this infectious agent. The signs can range from minor to severe. The animals are all closely monitored and those that develop severe complications are humanely euthanized. Analgesics are not used because they have a profound affect on the outcomes of the studies.

Fourteen guinea pigs were part of several studies examining (b)(4) to (b)(4) Blood was collected under general anesthesia usinq the (b)(4) (b)(4) The serum was examined to determine (b)(4) and in some cases, functional *in-vitro* assays. The technique is only performed by trained veterinary technicians. Subsequent to this procedure and after the effects of procedure-related anesthesia had worn off, sudden death appeared to have occurred in the absence of signs. Only a very small percentage of these procedures were associated with this complication and the death is usually due to internal hemorrhage often inducing cardiac tamponade. Due to the lack of signs and sudden death, analgesics could not be administered.

Two rabbits developed acute terminal complications while on IACUC approved developmental toxicity study. The unexpectedly acute nature of the event made medical intervention not possible. The design of this study is based on requirements of worldwide regulatory agencies [ICH S5(R2) also published in Federal Register, Vol. 58, No. 183, Sept 22, 1994, pg 48746-48752]. All animals are observed frequently and animals that are moribund or that display physical signs indicating pain or significant medical Issues are humanely euthanized.

Sixteen rabbits developed acute terminal complications while on IACUC approved (b)(4) is needed to induce an (b)(4) may lead to a significant medical condition. Animals that appear to be developing such medical conditions are humanely euthanized, however in some cases the only signs may be very acute. The adverse events were related to (b)(4) conditions and analgesics treatment was not medically appropriate.

Fourteen dogs and 4 Rhesus non-human primates on an IACUC approved study developed significant medical complications. The studies examine if there are toxicities associated with test compounds as well as their toxicokinetic profiles. The studies were conducted in accordance to FDA regulations as published in the Federal Register Vol. 59 No183, September 1994 pages 48746 to 48752 and ICH guidance documents S4A and S3A. The animals were closely monitored during the study by veterinary and research staff. Medical intervention would have confounded the study data so instead the eleven dogs were humanely euthanized based on predetermined end-points of weight loss. Three dogs and four Rhesus developed acute terminal complications. Extensive post mortem analysis was preformed to determine the effects of novel compounds.

Fourteen dogs on an IACUC approved (b)(4) (b)(4) minor gastro-intestinal tract disturbances (diarrhea and occasional vomiting). The dogs were examined by the veterinary staff and analgesics were not administered due to transitory nature of condition, which soon resolved. The unexpected side effects appear to be related to a class of study compounds and lowering the test doses addressed the condition for future studies.

Two cynomolgus non-human primates developed acute terminal complication while on an IACUC approved (b)(4) (b)(4) The acuteness of the event did not allow time for medical intervention. The studies were conducted to support preparation of Investigational New Drug applications as required by the United States Food and Drug Administration Regulations (21 CFR 312.33).

SH

According to the Paperwork Reduction Act of 1995, an agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a valid OMB control number. The valid OMB control number for this information collection is 0579-0036. The time required to complete this information collection is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information.

OMB APPROVED 0579-0036

This report is required by law (7 U.S.C. 2143). Failure to report according to the regulations can result in an order to cease and desist and to be subject to penalties as provided for in Section 2150.

Interagency Report Control No. 0180-DOA-AN

Fiscal Year: 2009

UNITED STATES DEPARTMENT OF AGRICULTURE
ANIMAL AND PLANT HEALTH INSPECTION SERVICE

ANNUAL REPORT OF RESEARCH FACILITY

(TYPE OR PRINT)

REGISTRATION NUMBER: 22-R-0036

Customer Number: 173

2. HEADQUARTERS RESEARCH FACILITY (Name and Address, as registered with USDA. Include ZIP Code)

Merck & Company Inc
128 E Lincoln Avenue
Po Box 2000
Rahway, NJ 07065

Telephone: (908) 423 1000

3. REPORTING FACILITY (List all locations where animals were housed or used in actual research, testing, teaching, or experimentation, or held for these purposes. Attach additional sheets if necessary.)

FACILITY LOCATIONS (Sites) See Attached Listing

See Attached

REPORT OF ANIMALS USED BY OR UNDER CONTROL OF RESEARCH FACILITY (Attach additional sheets if necessary or use APHIS FORM 7023A.)

A. Animals Covered By The Animal Welfare Regulations	B. Number of animals being bred, conditioned, or held for use in teaching, testing, experiments, research, or surgery but not yet used for such purposes.	C. Number of animals upon which teaching, research, experiments, or tests were conducted involving no pain, distress, or use of pain-relieving drugs.	D. Number of animals upon which experiments, teaching, research, surgery, or tests were conducted involving accompanying pain or distress to the animals and for which appropriate anesthetic, analgesic, or tranquilizing drugs were used.	E. Number of animals upon which teaching, experiments, research, surgery, or tests were conducted involving accompanying pain or distress to the animals and for which the use of appropriate anesthetic, analgesic, or tranquilizing drugs would have adversely affected the procedures, results, or interpretation of the teaching, research, experiments, surgery, or tests. (An explanation of the procedures producing pain or distress on these animals and the reasons such drugs were not used must be attached to this report.)	F. TOTAL NUMBER OF ANIMALS (Cols. C + D + E)
4. Dogs	129	1294	1072	28	2,394
5. Cats	0	0	0	0	0
6. Guinea Pigs	57	595	1015	278	1888
7. Hamsters	123	635	556	298	1489
8. Rabbits	361	866	1011	36	1913
9. Non-human Primates	4789	937	442	2	1381
10. Sheep	0	0	0	0	0
11. Pigs	0	8	0	0	8
12. Other Farm Animals	–	–	–	–	–
Goats	1	12	0	0	12
13. Other Animals Ferrets	0	0	3	0	3
Horses	6	10	0	0	10
Gerbils	65	0	87	0	87
Cotton Rats	4	29	1126	0	1155

ASSURANCE STATEMENTS

1.) Professionally acceptable standards governing the care, treatment, and use of animals, including appropriate use of anesthetic, analgesic, and tranquilizing drugs, prior to, during, and following actual research, teaching, testing, surgery, or experimentation were followed by this research facility.

2.) Each principal investigator has considered alternatives to painful procedures.

3.) This facility is adhering to the standards and regulations under the Act, and it has required that exceptions to the standards and regulations be specified and explained by the principal investigator and approved by the Institutional Animal Care and Use Committee (IACUC). A summary of all such exceptions is attached to this annual report. In addition to identifying the IACUC approved exceptions, this summary includes a brief explanation of the exceptions, as well as the species and number of animals affected.

4.) The attending veterinarian for this research facility has appropriate authority to ensure the provisions of adequate veterinary care and to oversee the adequacy of other aspects of animal care and use.

CERTIFICATION BY HEADQUARTERS RESEARCH FACILITY OFFICIAL
(Chief Executive Officer (C.E.O.) or Legally Responsible Institutional Official (I.O.))
I certify that the above is true, correct, and complete (7 U.S.C. Section 2143).

DATE SIGNED 11/25/09

APHIS FORM 7023
AUG 2005

NP 12/15/09

Merck & Co., Inc. Site Addresses

Certificate No. 22-R-0030

For USDA reporting year Oct 2008- Sept 2009



Registration number 22-R-0030, December 1, 2009

A Summary of exceptions to the regulations and standards:

Two exceptions to the canine exercise program are reported in this summary as follows: One dog was involved in a [redacted] study and was housed in special canine [redacted] kennels in order to ensure safe and accurate collection of excreta [redacted] The housing provided 100% of the required floor space, but less than the required space for exercise. The study lasted approximately 15 days. The second exercise program exemption was for housing of the canine in a unit that provided 100% of the required floor space, but less than the required space for exercise. The second exercise program exemption was for housing of the canine in a unit that provided 100% of the required floor space, but less than the required space for exercise. The model required reduced activity during the [redacted] The animal had unencumbered movement in the housing unit during the event that involved one dog for 7 days. Positive human interaction was greatly increased during this period. The protocols for this study, which includes these exceptions, were approved by the IACUC and were followed by the study personnel.

Two exceptions reported in this summary are related studies that required extended time periods in the same housing unit beyond the standard two weeks for complete sanitization. Please note that normal daily cleaning and sanitization did occur. One study, involving 23 dogs, required [redacted] that required that they stay in their kennel for up to 3-4 weeks. The kennel size was greater or equal to 200% of their required space. The other study involved 36 rhesus non-human primates on a sleep study and their cages were instrumented with [redacted] monitoring devices as well as interactive touch screens for cognitive testing for the rhesus. The studies took a minimum of 2-3 weeks and additional days were needed to affix and then remove the [redacted] devices and screens from the cages before the cages could be changed.

B) General Column 'E" Justification Statement

Two hundred and sixty-nine hamsters developed acute terminal complications or were humanely euthanized in an IACUC-approved study to determine the protective effect of [redacted] The use of pain relief and supportive care would alter the results of study, therefore they were not used. The animals are closely monitored and those animals with significant health issues were humanely euthanized.

Twenty-nine hamsters on an IACUC-approved study of a developed significant and unexpected clinical signs following administration of an experimental compound. The clinical event was acute. The hamsters were either humanely euthanized or expired on study. The suddenness and severity of illness did not allow time for consideration of medical intervention.

Two hundred and seventy-two guinea pigs were The studies are for the The signs can range from . The animals are all closely monitored and those that develop severe complications are humanely euthanized. Analgesics are not used because they have a profound affect on the outcomes of the studies.

Six guinea pigs that were part of several studies examining expired. Blood was collected The serum was examined to and in some cases, functional *in-vitro* assays. The technique is only performed by trained veterinary technicians. Subsequent to this procedure and after the effects of procedure-related anesthesia had worn off; sudden death appeared to have occurred in the absence of signs. Only a very small percentage of these procedures were associated with this complication and the death was usually due to internal hemorrhage often inducing cardiac tamponade. Due to the lack of signs and sudden death, no medical intervention could not be administered.

Nine rabbits developed acute terminal renal complications on an IACUC-approved study that involved the The were lowered and no further problems were noted in other rabbits. The acute nature of illness prevented any medical intervention.

Ten rabbits developed acute terminal complications while in an IACUC-approved study. The unexpectedly acute nature of the event made medical intervention not possible. All animals are observed frequently and animals that are moribund or that display physical signs indicating pain or significant medical issues are humanely euthanized.

Seventeen rabbits developed acute terminal complications while in IACUC-approved A is needed to induce an but in a few cases the may lead to a significant Animals that appear to be developing such medical conditions are humanely euthanized; however in some cases their no clinical signs before sudden death. The adverse events were related to and analgesics treatment was not medically appropriate. long term studies to be better tolerated.

Twenty-seven dogs and one Rhesus non-human primate in IACUC-approved studies developed significant medical complications. The studies examined if there are with test compounds as well as their The studies were conducted in accordance with FDA regulations as published in the The animals were closely monitored during the study by veterinary and research staff. Medical intervention would have confounded the study data, and the twenty dogs were humanely euthanized based on predetermined end-points Seven dogs and 1 rhesus developed acute terminal complications before intervention with euthanasia could occur.

One Rhesus non-human primate developed an Please note that prior to this study, the compound did not appear to have issues in various in-vitro assays. Pain medications were withheld for the complete analysis including possible reversibility of the event without interference. Studies and is approved by the IACUC.

One canine on an IACUC approved study for exploring new methods of treating was found during a health check to have developed malaise and The was not reversible and the canine was humanely euthanized based on end point criteria established in the protocol.